UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission File Number 1-12981
Solidstate Controls, Inc. Hourly
Employees’ (CWA)
Retirement Plan
(Full title of the plan)
AMETEK, Inc.
37 North Valley Road, Building 4, P.O. Box 1764
Paoli, Pennsylvania 19301-0801
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Financial Statements and Supplemental Schedule
Years ended December 31, 2008 and 2007

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Statements of Assets Available for Benefits
December 31, 2008 and 2007
(Unaudited)

	December 31,
	2008	2007
Assets:
Investments, at fair value	$1,399,095	$1,598,751

Receivables:
Employer contributions	106,954	89,606
Participants contributions	6,339	5,038

Total Receivables	113,293	94,644

Assets available for benefits, at fair value	1,512,388	1,693,395

Adjustment from fair value to contract value for Common Collective Trust	3,871	(2,047)

Assets available for benefits	$1,516,259	$1,691,348

See accompanying notes.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Statements of Changes in Assets Available for Benefits
Years ended December 31, 2008 and 2007
(Unaudited)

	Year Ended December 31,
	2008	2007
Additions, net of investment loss:

Contributions:
Employer	$106,954	$89,606
Participants	78,086	65,446

	185,040	155,052

Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	(393,626)	127,477
Interest and dividend income	51,763	61,225

	(341,863)	188,702

Total additions, net of investment loss	(156,823)	343,754

Deductions:
Benefits paid to participants	(18,266)	(70,115)

Net (decrease) increase	(175,089)	273,639

Assets available for benefits:
Beginning of year	1,691,348	1,417,709

End of year	$1,516,259	$1,691,348

See accompanying notes.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2008
(Unaudited)
1. Description of Plan
General
The following brief description of the Plan provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a tax-deferred 401(k) defined contribution savings plan which provides eligible employees (whose employment is governed by the terms of a collective bargaining agreement with the Communications Workers of America (CWA)) of Solidstate Controls, Inc., an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs (see Note 3).
Contributions
Each year, participants have an opportunity to invest up to 16% (maximum 6% before tax and maximum 10% after tax) of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who may be subject to certain regulatory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. The Plan provides for Company contributions equal to 50% of the amount contributed by each participant, up to a maximum percentage ranging from 1% to 6% of the participants’ compensation as determined by the terms of the collective bargaining agreement. Retirement and matching company contributions are paid to the Plan at anytime prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year.
The Plan has a retirement feature for eligible participants, whereby AMETEK makes contributions to the Plan on behalf of such participants at a rate of $0.60 and $0.55 for each hour that an active participant is paid compensation in 2008 and 2007, respectively. Participant contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature of the Plan are the same as the savings feature under the Plan.
Forfeited Company contributions, which are insignificant in amount, are used to reduce future employer retirement contributions or to pay Plan administration expenses.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2008
(Unaudited)
1. Description of Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.
Vesting
Participants are fully vested at all times in their contributions to the Plan. Effective January 1, 2007, employer retirement feature contributions and related earnings on or after January 1, 2007, become fully vested after three years of service.
Participant Loans
Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan’s Administrative Committee. The loans are secured by the balance in the participant’s account and bear interest at rates established by the Plan’s administrative committee, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2008 ranged between 5.0% and 9.25%. Principal and interest is paid ratably through payroll deductions. Participant loans outstanding at December 31, 2008 and 2007, totaled $117,912 and $123,299, respectively, and are included in investments in the accompanying statements of assets available for benefits.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2008
(Unaudited)
1. Description of Plan (continued)
Payment of Benefits
On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account, elect to receive payment in installments for life, subject to certain restrictions based on life expectancy or direct rollover to an eligible retirement plan. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age.
Plan Termination
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA, and applicable labor agreements. In the event of Plan termination, each participant will receive the value of his or her separate vested account.
2. Summary of Significant Accounting Policies
Basis of financial statements and presentation format
The accompanying financial statements are unaudited because the number of participants in the Plan are fewer than the number of participants which would require audited financial statements under ERISA. The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles (“GAAP”).

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2008
(Unaudited)
2. Summary of Significant Accounting Policies (continued)
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.
Risks and uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Investment valuation and income recognition
Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. The AMETEK Stock Fund is valued at its year end unit closing price. The participant loans are valued at their outstanding book values, which approximates fair value.
As described in Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Vanguard Retirement Savings Trust). As required by the FSP, the statements of assets available for benefits present the fair value of the Vanguard Retirement Savings Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Vanguard Retirement Savings Trust is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2008
(Unaudited)
2. Summary of Significant Accounting Policies (continued)
Investment valuation and income recognition (continued)
Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.
The net appreciation or depreciation of investments represents the sum of the change in the difference between year-end market value and the cost of investments, and the difference between the proceeds received and the cost of investments sold during the year.
3. Investment Programs
At December 31, 2008 and 2007, the Vanguard Fiduciary Trust Company was the Trustee and a party-in-interest to the Plan.
A participant may direct contributions (up to certain specified limits) in any of the following investment options.
•	AMETEK Stock Fund

•	Vanguard Retirement Savings Trust

•	Registered investment companies:
•	Vanguard Total Bond Market Index Fund

•	Vanguard LifeStrategy Funds

•	Vanguard Wellington Fund

•	Vanguard Windsor II Fund

•	Vanguard PRIMECAP Fund

•	Vanguard Small-Cap Index Fund

•	Vanguard 500 Index Fund

•	Artio International Equity Fund

•	BlackRock Small Cap Fund

•	Keeley Small Cap Value
Participants may change their investment options or transfer existing account balances to other investment options daily.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2008
(Unaudited)
3. Investment Programs (continued)
The fair value of individual investments that represent 5% or more of the Plan’s assets at year-end are as follows:

	December 31,
	2008	2007
Vanguard Retirement Savings Trust (stated at contract value)	$300,100	$269,289
AMETEK Stock Fund	223,027	327,732
Vanguard Total Bond Market Index Fund	186,156	161,344
Vanguard 500 Index Fund	122,051	169,573
Loan Fund	117,912	123,299
Vanguard Wellington Fund	97,377	116,765
Vanguard LifeStrategy Conservative Growth Fund *	71,157	—
Vanguard LifeStrategy Growth Fund **	—	89,377

*	At December 31, 2007, this investment represented less than 5% of the fair value of the Plan’s assets.

**	At December 31, 2008, this investment represented less than 5% of the fair value of the Plan’s assets.
During 2008 and 2007 the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) depreciated/appreciated in value as follows:

	December 31,
	2008	2007
Common stock	$(118,874)	$106,212
Registered investment companies	(274,752)	21,265

	$(393,626)	$127,477

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2008
(Unaudited)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated November 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
5. Administrative Expenses
The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. At present, the Company has elected to pay such expenses directly.
6. Differences Between Financial Statements and Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2008	2007
Assets available for benefits per the financial statements	$1,516,259	$1,691,348
Adjustment from contract value to fair value for Common Collective Trust	(3,871)	2,047

Assets available for benefits per Form 5500	$1,512,388	$1,693,395

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2008
(Unaudited)
7. Plan Amendments
Effective January 1, 2007, the Company will match $0.50 on each dollar contributed by the employee to the Plan. The match will apply to contributions of up to 6% of the employee’s income.
Ongoing, under the retirement feature, the Company will contribute to the Plan as follows:
•	Effective January 1, 2007, the Company’s contribution will be increased by $0.05 per hour to $0.55 per hour worked

•	Effective January 1, 2008, the Company’s contribution will be increased by $0.05 per hour to $0.60 per hour worked

•	Effective January 1, 2009, the Company’s contribution will be increased by $0.05 per hour to $0.65 per hour worked
8. Recent Accounting Pronouncements
Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.
SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to the valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2008
(Unaudited)
8. Recent Accounting Pronouncements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Registered Investment Company — Mutual Funds	$761,927	$—	$—	$761,927
Vanguard Retirement Savings Trust	—	296,229	—	296,229
AMETEK Stock Fund	—	223,027	—	223,027
Participant Loan Fund	—	—	117,912	117,912

Total assets at fair value	$761,927	$519,256	$117,912	$1,399,095

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant Loan
Fund
Balance, January 1, 2008	$123,299
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements, net	(5,387)

Balance, December 31, 2008	$117,912

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”). FSP FAS 157-4 supersedes FSP FAS 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for the asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP FAS 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP FAS 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP FAS 157-4 will have on the Plan’s financial statements.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
EIN 14-1682544 Plan # 050
Schedule H, Line 4i —
Schedule of Assets (Held at End of Year)
December 31, 2008
(Unaudited)

	Description of investment, including
	maturity date, rate of interest,	Current
Identity of issue, borrower, lessor or similar party	collateral, par, or maturity value	Value

AMETEK Stock Fund*	Common Stock Fund	$223,027
Vanguard Retirement Savings Trust*	Common/Collective Trust	296,229
Vanguard Total Bond Market Index Fund*	Registered Investment Company	186,156
Vanguard LifeStrategy Conservative Growth Fund*	Registered Investment Company	71,157
Vanguard LifeStrategy Growth Fund*	Registered Investment Company	64,619
Vanguard LifeStrategy Moderate Growth Fund*	Registered Investment Company	58,691
Vanguard Wellington Fund*	Registered Investment Company	97,377
Vanguard Windsor II Fund*	Registered Investment Company	25,675
Vanguard PRIMECAP Fund*	Registered Investment Company	51,219
Vanguard Small-Cap Index Fund*	Registered Investment Company	21,293
Vanguard 500 Index Fund*	Registered Investment Company	122,051
Keeley Small Cap Value	Registered Investment Company	5,536
Artio International Equity Fund	Registered Investment Company	42,448
BlackRock Small Cap Fund	Registered Investment Company	15,705
Loan Fund*	Interest rates ranging from 5.0% to 9.25%	117,912

		$1,399,095

*	Indicates party-in-interest to the Plan.
Historical cost column is not included as all investments are participant-directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Solidstate Controls, Inc.
Hourly Employees’(CWA) Retirement Plan
(Name of Plan)

Date: June 19, 2009	By:	/s/ John J. Molinelli
John J. Molinelli, Member,
Administrative Committee